Exhibit 99.1
For Immediate Release
Qiao Xing Mobile Invites Actress Zhang Ziyi as Spokesperson for its Luxury VEVA Brand in China
Beijing, China (September 9, 2008) — Qiao Xing Mobile Communication Co., Ltd. (the “Company”) (NYSE: QXM), one of China’s leading domestic manufacturers of mobile handsets through its subsidiary, CEC Telecom Co., Ltd., today announced that it has invited Miss Zhang Ziyi, one of the best known Chinese actresses internationally, the leading actress of Crouching Tiger Hidden Dragon, to be the spokesperson for its luxury VEVA brand in China.
Mr. Wu Zhi Yang, Chairman of the Company, commented, “We are very pleased to have Miss Zhang Ziyi as the spokesperson for our VEVA brand handsets in China. We believe that this will greatly lift the image of the brand name and help position VEVA as one of best luxury brands in the Chinese mobile handset market.”
About Qiao Xing Mobile Communication Co., Ltd.:
Qiao Xing Mobile Communication Co., Ltd. is one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume. The Company manufactures and sells mobile handsets based primarily on Global System for Mobile Communications, or GSM, global cellular technologies. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 96.6%-owned subsidiary in China. Currently, its products are sold under the “VEVA”, “CECT” and “YAMI” brand names. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and in Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins. For more information, please visit www.qxmc.com.
Safe Harbor Statement
This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Mobile does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of September 9, 2008 and Qiao Xing Mobile undertakes no duty to update such information, except as required under applicable law.
For further information:
Ma Tao
Qiao Xing Mobile Communication Co., Ltd.
Tel: 8610 8219 3706
Email: matao@qxmc.com